Filed pursuant to Rule 424(b)(3)

File No. 333-283111

ANTARES PRIVATE CREDIT FUND

SUPPLEMENT NO. 4 DATED JULY 15, 2025

TO THE PROSPECTUS DATED FEBRUARY 12, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Antares Private Credit Fund (the “Company”) dated February 12, 2025, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

The following updates to the Prospectus are effective immediately:

The following replaces the paragraph captioned “Massachusetts” under the “Suitability Standards” section of the Prospectus:

Massachusetts— Massachusetts investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a Massachusetts investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.

The following replaces the risk factor captioned “The Fund is Subject to Risks Relating to Exculpation and Indemnification” under the “Risk Factors” section of the Prospectus:

The Fund is Subject to Risks Relating to Exculpation and Indemnification. The Fund is required to indemnify the Adviser, the members of the Board and each other person indemnified under the Declaration of Trust of the Fund and the Bylaws of the Fund (as amended or restated from time to time, the “Bylaws”) for liabilities incurred in connection with the Declaration of Trust, the Bylaws, the Advisory Agreement and the Fund’s activities, except in certain circumstances. Subject to the limits on indemnification under Section 17(h) of the 1940 Act, the Declaration of Trust provides that the Fund shall not indemnify such persons to the extent liability and losses are the result of such persons’ negligence or misconduct in the case of an Interested Trustee, officer, employee, sponsor, controlling person or agent of the Fund, or gross negligence or willful misconduct in the case of an Independent Trustee. Subject to the limits on indemnification under Section 17(i) of the 1940 Act, the Advisory Agreement provides that the Adviser shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on the Adviser’s part in the performance of its duties or by reason of the reckless disregard of its duties and obligations. The Fund will also indemnify certain service providers, including the Administrator and the Fund’s auditors, as well as consultants and sourcing, operating and joint venture partners. Such liabilities may be material and may have an adverse effect on the returns to the Fund investors. The indemnification obligation of the Fund would be payable from the assets of the Fund. The application of the indemnification and exculpation standards may result in Fund investors bearing a broader indemnification obligation in certain cases than they would in the absence of such standards. As a result of these considerations, even though such provisions will not act as a waiver on the part of any investor of any of its rights which are not permitted to be waived under applicable law, the Fund may bear significant financial losses even where such losses were caused by the negligence or other conduct of such indemnified persons.

The following risk factor is added to the “Risk Factors—Certain Investment Risks” section of the Prospectus:

Trade Negotiations and Related Government Actions may Create Regulatory Uncertainty for our Portfolio Companies and our Investment Strategies and Adversely Affect the Profitability of our Portfolio Companies. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S. on numerous countries. Such tariffs could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from countries subject to the tariffs. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies. In addition, such tariffs could slow the global economy, and, while such tariffs may be adjusted downward or removed, the adjustment or removal of tariffs may or may not yield the intended results.

The following sentence is added at the end of the second paragraph of the risk factor captioned “The Company is Subject to Risks Relating to Insurance” under the “Risk Factors” section of the Prospectus:

The Fund and the Adviser do not intend to separately maintain key person life insurance on any key personnel.